April 18, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Blair W. Lambert
Chief Financial Officer and Chief Operating Officer
The Gymboree Corporation
500 Howard Street
San Francisco, California 94105


		RE:	The Gymboree Corporation Item 4.02 Form 8-K filed
April 15, 2005
			File No.  0-21250


Dear Mr. Lambert:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

	Please amend your report to disclose the amount of the restatement for the specific periods involved.

	You should file an amendment in response to this comment on or before April 25, 2005.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-
7781.

							Sincerely,



							Anthony Watson
						Staff Accountant

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April 18, 2005
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